EXHIBIT 99.1
                                                                    ------------

[GRAPHIC & PHOTOGRAPHS OMITTED]
[LOGO -- CANADIAN NATURAL]

                                                                   PRESS RELEASE


                  CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
          BOARD OF DIRECTOR APPROVAL FOR THE HORIZON OIL SANDS PROJECT CALGARY, ALBERTA - FEBRUARY 10, 2005 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural" or the "Company") is pleased to announce that its Board of Directors has unanimously authorized management to proceed with Phase 1 of the Horizon Oil Sands Project ("Horizon Project"). Allan Markin, Chairman, commented, "The approval of the Horizon Oil Sands Project is a major milestone for Canadian Natural. It will add 232,000 bbl/d of light, sweet synthetic crude oil, which creates significant value for Canadian Natural's shareholders, the Province of Alberta and Canada. Canadian Natural has made a significant pre-investment in the Horizon Project to achieve a high degree of project definition, allowing us to engage a variety of firms to provide lump sum or fixed cost price bids, for roughly 68% of Phase 1 costs, a significant departure from past practices in the oil sands. As a result, we have achieved a high level of cost certainty before embarking on this very important project for the Company."

"Financially, Canadian Natural is strong. We have built our financial plans around a US$28/bbl WTI benchmark price, under which we would expect a peak debt to debt plus equity ratio of less than 45% in 2008. In order to gain further financial flexibility we have actively engaged in a commodity hedging program which will ensure prices higher than US$28/bbl on a substantial portion of our production for 2005 and 2006."

"Returns on capital are robust at 15% in a US$28/bbl WTI world, and importantly, once completed, we expect free cash flows in excess of $1.6 billion to be generated from the Horizon Project every year for the next forty years. The consistency of this cash flow will significantly change the risk profile of the Company and when combined with our exceptional conventional oil and natural gas assets will transform Canadian Natural into one of the most sustainable independent energy companies in the world."

THE HORIZON OIL SANDS PROJECT

The Horizon Project is designed as a phased development and includes the mining of bitumen combined with an onsite upgrader. Phase 1 production is planned to begin in the second half of 2008 at 110,000 bbl/d of 34(degree) API light, sweet synthetic crude oil ("SCO"). Phase 2 would increase production to 155,000 bbl/d of SCO in 2010. Phase 3 would further increase production to 232,000 bbl/d of SCO in 2012. The phased approach provides the Company with improved cost and project controls including labour and materials management, and directionally mitigates the effects of growth on local infrastructure.

Based upon stratigraphic drilling to date, the Company's oil sands leases located near Fort McMurray, Alberta contain an estimated 6 billion barrels of potentially recoverable bitumen using existing mining and upgrading technologies. Additional in-situ potential also exists on the western portions of the leases. The first three phases of the Horizon Project, which encompasses only a portion of these oil sands leases, will deliver in excess of 40 years of production without the declines normally associated with petroleum operations. Gilbert Laustsen Jung Associates Ltd., an independent third party petroleum consultant firm, was retained by the Reserves Committee of Canadian Natural's Board of Directors to evaluate reserves associated with the Horizon Project. Their report estimated that 3.3 billion barrels of proved and probable bitumen reserves are located on the leases associated with the first three phases of the Horizon Project.


================================================================================

                                                                          PAGE 2
================================================================================


CONSTRUCTION COSTS AND ECONOMICS

Total expected capital costs for all three phases of the development are estimated at $10.8 billion. Capital costs for the first phase of the Horizon Project are estimated, including a contingency reserve of $700 million, at $6.8 billion with $1.4 billion to be incurred in 2005, and $2.2 billion, $2.0 billion and $1.2 billion to be incurred in 2006, 2007 and 2008, respectively. When the Horizon Project is fully commissioned, operating costs, including sustaining capital, are expected to be in the range of $14.00 to $14.25 per barrel. Current product pricing, capital and operating cost estimates for the project show an internal rate of return of 15% to 22% based upon long-term average WTI assumptions of US$28 to US$40 per barrel. Once all three phases of production are in place, incremental free cash flow from operations is estimated to be between $1.6 billion and $2.5 billion or $6.00/share to $9.00/share.

PROJECT EXECUTION

Given the high level of project definition the Company has been able to secure lump sum "engineer, procure and construct" ("EPC") contract price and unit price bids for approximately 68% of Phase 1 capital costs, allowing the Company to achieve a high degree of cost certainty. To further mitigate risks associated with sole supplier arrangements, the Company has broken its Phase 1 construction efforts into 21 distinct parcels ranging in value from $10 million to $700 million. To date approximately $2.2 billion of these parcels have been awarded to suppliers and contractors or 32% of total Phase 1 capital costs.

Current activity at the Horizon Project site includes site preparation, installation of deep undergrounds and construction of onsite access roads, and construction camps. Canadian Natural currently is utilizing the services of 1,280 people working on the Horizon Project; including 330 people on site, 350 employees in its Calgary office and an additional 600 people employed by engineering firms working together on the effective execution of the project.

FINANCING OF THE PROJECT AND REVISED HEDGING POLICIES

Canadian Natural is committed to maintaining its strong financial position throughout construction of the Horizon Project. The Company has built the necessary financial capacity to complete the Horizon Project while at the same time not compromising delivery of exceptional low risk conventional oil and natural gas growth opportunities.

Canadian Natural exited 2004 with a debt to debt plus equity ratio of approximately 34%, debt to EBITDA ratio of less than 1 times and unused bank lines of $2.8 billion. To provide additional financial capacity to the Company, in December 2004, Canadian Natural executed a $1.5 billion Horizon Syndicated Credit Facility which has a fixed term of five years plus three one year extension options.

The Company continues to execute its defined growth plan to deliver production growth at 10% per annum while requiring less capital allocations to its conventional oil and natural gas business during the capital expenditure period of Phase 1 of the Horizon Project. Existing proved development projects, which have largely been funded prior to December 31, 2004, such as Baobab, West Espoir and Primrose provides identified growth in production volumes in 2005 and 2006, and will generate incremental free cash flows during the period 2005 to 2008 with which to finance the Horizon Project. Free cash flows which will be generated from Phase 1 of the Horizon Project operations will be sufficient to finance Phase 2 and 3 expansions.

                                                                          PAGE 3
================================================================================


Furthermore, in an effort to reduce the risk of volatility in commodity price markets and to underpin the Company's cash flow through the Horizon Project construction period, the Board of Directors of the Company in January 2005 authorized an expanded hedging program for Canadian Natural. This expanded program allows for up to 75% of the near 12 months estimated production, up to 50% of the following 13 to 24 months estimated production and up to 25% of production expected in years 3 and 4 to be hedged. This revised hedging program allows the Company to have greater stability to its free cash flow and enhances the Company's financial flexibility during the Horizon Project construction years. The Company currently has collar hedges covering approximately 71% and 30% of estimated 2005 and 2006 crude oil production respectively. Similarly, approximately 67% and 25% of estimated 2005 and 2006 natural gas production have been hedged. Details of these hedge positions, including floor and ceiling prices are available on the Company's website at www.cnrl.com/investor_info/corporate_guidance/hedging.html.

NOTE: ALL AMOUNTS IN CANADIAN DOLLARS UNLESS OTHERWISE STATED.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.


FORWARD-LOOKING STATEMENTS

Certain statements in this document or incorporated herein by reference may constitute "forward-looking statements" within the meaning of the United States Private Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company "believes", "anticipates", "expects", "plans", "estimates" or words of a similar nature.

The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: the general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; the foreign currency exchange rates; the economic conditions in the countries and regions in which the Company conducts business; the political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; the industry capacity; the ability of the Company to implement its business strategy, including exploration and development activities; the ability of the Company to complete its capital programs; the ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the availability and cost of financing; the success of exploration and development activities; the production levels; the uncertainty of reserve estimates; the actions by governmental authorities; the government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); the site restoration costs; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and management's course of action would depend upon its assessment of the future considering all information then available.

Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

                                                                          PAGE 4
================================================================================


SPECIAL NOTE REGARDING CURRENCY, PRODUCTION AND RESERVES

In this document, all references to dollars refer to Canadian dollars unless otherwise stated. Reserves and production data is presented on a before royalties basis unless otherwise stated. In addition, reference is made to oil and gas in common units called barrel of oil equivalent ("boe"). A boe is derived by converting six thousand cubic feet of natural gas to one barrel of crude oil (6mcf:1bbl). This conversion may be misleading, particularly if used in isolation, since the 6mcf:1bbl ratio is based on an energy equivalency at the burner tip and does not represent the value equivalency at the well head.

Canadian Natural retains qualified independent petroleum engineering consultants, Sproule Associates Limited ("Sproule"), to evaluate 100% of the Company's 2003 proved and probable oil and natural gas reserves and prepare Evaluation Reports on the Company's total reserves. Canadian Natural has been granted an exemption from the recently adopted National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities (NI 51-101) which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada. This exemption allows the Company to substitute United States Securities and Exchange Commission (SEC) requirements for certain disclosures required under NI 51-101. The primary difference between the two standards is the additional requirement under NI 51-101 to disclose proved and probable reserves and future net revenues using forecast prices and costs. Canadian Natural has elected to disclose proved reserves using constant prices and costs as mandated by the SEC and has also provided proved and probable reserves under the same parameters as voluntary additional information. Another difference between the two standards is in the definition of proved reserves. As discussed in the Canadian Oil and Gas Evaluation Handbook (COGEH), the standards which NI 51-101 employs, the difference in estimated proved reserves based on constant pricing and costs between the two standards is not material. The Board of Directors of the Company has a Reserves Committee, which has met with the Company's third party reserve evaluators and carried out independent due diligence procedures with them as to the Company's reserves.

Reserves and Net Asset Values presented for years prior to 2003 were evaluated in accordance with the standards of National Policy 2-B which has now been replaced by NI 51-101. The stated reserves were reasonably evaluated as economically productive using year-end costs and prices escalated at appropriate rates throughout the productive life of the properties. For further information on pricing assumptions used for each year, please refer to the company's Annual Information Form as filed on www.sedar.com, or the Company's Annual Report.

Horizon oil sands mining reserves have been evaluated under SEC Industry Guide
7. Resource potential as determined for Thermal oil assets and other potential mining leases are determined using generally accepted industry methodologies for resource delineation based upon stratigraphic well drilling completed on the properties. They are not considered reserves of the Company for purposes of regulatory filings as regulatory approvals may not have been received or formal development plans may not have been approved by the Board of Directors.


SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

Management's discussion and analysis includes references to financial measures commonly used in the oil and gas industry, such as cash flow, cash flow per share and EBITDA (net earnings before interest, taxes, depreciation depletion and amortization, asset retirement obligation accretion, unrealized foreign exchange, stock-based compensation expense and unrealized risk management activity). These financial measures are not defined by generally accepted accounting principles ("GAAP") and therefore are referred to as non-GAAP measures. The non-GAAP measures used by the Company may not be comparable to similar measures presented by other companies. The Company uses these non-GAAP measures to evaluate the performance of the Company and of its business segments. The non-GAAP measures should not be considered an alternative to or more meaningful than net earnings, as determined in accordance with Canadian GAAP, as an indication of the Company's performance.

                                                                          PAGE 5
================================================================================


CONFERENCE CALL

A conference call will be held at 9:00 a.m. Mountain Standard Time, 11:00 a.m. Eastern Standard Time on Thursday, February 10, 2005. To facilitate this discussion, please refer to a presentation located on our website at WWW.CNRL.COM. The North American conference call number is 1-888-789-0150 and the outside North American conference call number is 001-416-695-5259. Please call in about 10 minutes before the starting time in order to be patched into the call. The conference call will also be broadcast live on the internet and may be accessed through the Canadian Natural Resources website at WWW.CNRL.COM.

A taped rebroadcast will be available until 6:00 p.m. Mountain Standard Time on Thursday, February 17, 2005. To access the postview in North America, dial 1-888-509-0082. Those outside of North America, dial 001-416-695-5275.


2004 YEAR END RESULTS


2004 year end results are scheduled for release on Wednesday, February 23, 2005. A conference call will be held on that day at 9:00 a.m. Mountain Standard Time, 11:00 a.m. Eastern Standard Time.


For further information, please contact:



                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8

TELEPHONE:                   (403) 514-7777                  ALLAN P. MARKIN              JOHN G. LANGILLE
FACSIMILE:                   (403) 517-7370                  Chairman                     President
EMAIL:                       IR@CNRL.COM
WEBSITE:                     www.cnrl.com                    STEVE W. LAUT                COREY B. BIEBER
TRADING SYMBOL - CNQ:        Toronto Stock Exchange          Chief Operating Officer      Director
                             New York Stock Exchange                                      Investor Relations